Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RESULTS OF OPERATIONS

Six months ended June 30, 2013 and 2012

Revenues. Revenues for the six months ended June 30, 2013 were approximately $184,000 compared with no revenues for the six months ended June 30, 2012. The revenues for the first six months of 2013 were primarily due to amounts received for certain activities in support of Neviah Genomics Ltd. (“Neviah”), our joint venture with Merck Serono.

Cost of Revenues. Cost of revenues attributable to certain activities in support of Neviah were $234,000 for the first six months of 2013 compared with no cost of revenues for the first six months of 2012. The gross loss resulted from costs of services related to Neviah, for which corresponding revenue could not be recognized in the period. We expect to have positive gross margin in future periods.

Research and Development Expenses, Net. Research and development expenses, net, increased by 55% to approximately $6.2 million for the first six months of 2013 from approximately $4.0 million for the first six months of 2012. The increase was primarily due to increasing levels of activity under our South San Francisco operation, which was established in April 2012 ("Compugen USA"), as well as, increasing levels of activity in our Pipeline Program. Research and development expenses, net, as a percentage of total operating expenses, increased to 72% for the first six months of 2013 from 67% for the first six months of 2012.

Marketing and Business Development Expenses. Marketing and business development expenses were approximately $352,000 for the first six months of 2013 compared to approximately $351,000 for the first six months of 2012. Marketing and business development expenses, as a percentage of total operating expenses, decreased to 4% for the first six months of 2013 from 6% for the first six months of 2012.

General and Administrative Expenses. General and administrative expenses increased by 24% to approximately $2.1 million for the first six months of 2013 from approximately $1.7 million for the first six months of 2012. The increase was primarily due to an increase under professional services costs, and an increase under non-cash stock based compensation. General and administrative expenses, as a percentage of total operating expenses, decreased to 24% for the first six months of 2013 from 27% for the first six months of 2012.

Financial Income, Net. Financial income, net, increased to approximately $2.3 million for the first six months of 2013 from approximately $1.3 million for the first six months of 2012. The increase was primarily due to gain related to sales of a portion of our investment in Evogene Ltd. (“Evogene”) during the first six months of 2013 and the non-cash effect of revaluation of foreign-currency net assets, which was offset by the decrease in non-cash income to $571,000 for the first six months of 2013 from $1.3 million for the first six months of 2012, both related to the re-measurement of fair value of the research and development funding arrangements signed in late 2010 and late 2011 in support of the Pipeline Program and certain research and development activities, which, for reporting purposes, are being accounted for as a liability.

LIQUIDITY AND CAPITAL RESOURCES

Net Cash Used in Operating Activities

Net cash used in operating activities increased to approximately $6.3 million in the first six months of 2013 compared with approximately $5.5 million in the first six months of 2012. This increase is mainly attributed to the increasing levels of activity under Compugen USA, as well as increasing levels of research and development activity in our Pipeline Program.

Net Cash Provided by (Used in) Investing Activities

Net cash used in investing activities in the first six months of 2013 was approximately $10.5 million compared with net cash provided by investing activities of approximately $3.1 million in the first six months of 2012. The decrease in net investment activities is primarily related to lower proceeds from the maturity of short-term bank deposits in the first six months of 2013 compared to the same period in 2012 and classification, for reporting purposes, of certain funds previously accounted as cash and cash equivalents to short-term bank deposits.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was approximately $13.5 million in the first six months of 2013 compared with approximately $5.4 million in the first six months of 2012. The principal sources of cash provided by financing activities in the first six months of 2013 were: (i) $7.3 million_ in proceeds from the issuance of shares under our “at-the-market” offering program, during the period of January 2013 to May 2013,(ii) $5.0 million_ in proceeds related to the research and development funding arrangement signed in December 2011, and (iii) $1.2 million_ in proceeds received from the issuance of ordinary shares as a result of the exercise of stock options.  The principal sources of cash provided by financing activities in the first six months of 2012 were: (i) $3.7 million_ in proceeds from the issuance of shares under our “at-the-market” offering program during the period of January 2012 to April 2012 and (ii) $1.7 million_ in proceeds received from the issuance of ordinary shares as a result of the exercise of stock options.

Net Liquidity

Liquidity refers to liquid financial assets available to fund our business operations and pay for near-term obligations. These liquid financial assets mostly consist of cash and cash equivalents, as well as, short-term bank deposits and marketable securities. As of June 30, 2013, we had total cash, cash equivalents and short-term bank deposits of approximately $28.1 million, not including the market value of the remaining Evogene ordinary shares owned by the Company.